As filed with the Securities and Exchange Commission on December 10, 2013
       Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PROSPER MARKETPLACE, INC.
(Exact name of registrant as specified in its charter)

Delaware	6199	73-1733867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 Second Street, 15th Floor
San Francisco, CA  94105
(415) 593-5400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan
(Full title of the plans)

Copies to:
Sachin Adarkar, Esq.	Keir D. Gumbs, Esq.
General Counsel	Covington & Burling LLP
101 Second Street, 15th Floor	1201 Pennsylvania Avenue, NW
San Francisco, CA 94105	Washington, DC 20004
(415) 593-5400	(202) 662-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

	Amount to Be	Proposed Maximum Offering Price	Proposed Maximum Aggregate	Amount of Registration
Title of Securities to Be Registered	Registered (1)	per Share (4)	Offering Price	Fee
Common Stock, par value $0.01 per share	5,868,641 shares(2)	$0.57	$3,345,125.37	$0(5)
Common Stock, par value $0.01 per share	6,766,150 shares(3)	$0.57	$3,856,705.50	$496.74
Total	12,634,791 shares	$0.57	$3,856,705.50	$496.74

(1) In accordance with Rule 416 under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional securities that may from time to time be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Represents 5,868,641 shares of Common Stock reserved for future issuance under the Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan that were previously registered by the registrant under a Registration Statement on Form S-8 (Registration No. 333-190323) filed with the Securities and Exchange Commission on August 1, 2013.  See “Explanatory Note.”

(3) Represents 6,766,150 shares of Common Stock reserved for future issuance under the Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan.  On September 23, 2013, Prosper increased the maximum aggregate number of shares of Common Stock that could be issued under the Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan to 126,347,916 shares of Common Stock.  Subsequently, on October 29, 2013 Prosper effected a 10:1 reverse stock split (the “Reverse Stock Split”).  As a result of the Reverse Stock Split, the number of shares then authorized under the Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan were reduced from 126,347,916 shares of Common Stock to 12,634,791.6 shares of Common Stock, all but 0.6 of which are being registered on this Form S-8.

(4) The actual offering price per share will be determined in accordance with the terms of the Plan.  Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) of the Securities Act of 1933 on the basis of the book value of Prosper common stock as of September 23, 2013 (the latest practicable date prior to the date of filing this registration statement on Form S-8).

(5) The required registration fee was previously paid with respect to 5,868,641 shares of Common Stock that are being carried forward to this Registration Statement.  See “Explanatory Note.”

EXPLANATORY NOTE

This Registration Statement registers shares of Common Stock of Prosper Marketplace, Inc. (“Common Stock”) consisting of (i) 5,868,641 shares of Common Stock, par value $0.01 per share, reserved for future issuance under the Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan that were previously registered by the registrant under a Registration Statement on Form S-8 (Registration No. 333-190323) filed with the Securities and Exchange Commission on August 1, 2013, and (ii) 6,766,150 shares of Common Stock, par value $0.01, reserved for future issuance under the Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan.

The registrant has concurrently filed a Post-Effective Amendment to the Registration Statement filed in August 2013 deregistering 5,868,641 shares of Common Stock registered but not yet sold thereunder and carrying forward the registration fee paid for such shares previously registered by the registrant under the Registration Statement filed in August 2013.  The Post-Effective Amendment is filed pursuant to Instruction E to the General Instructions to Form S-8 and the interpretations of the Division of Corporation Finance of the Securities and Exchange Commission.

Part I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.

A prospectus setting forth the information requested by this Item will be sent or given to participants in the plan covered by this registration statement (the “Registration Statement”) pursuant to Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”).

Item 2.	Registration Information and Employee Plan Annual Information.

A prospectus setting forth the information requested by this Item is included in documents sent or given to participants in the plan covered by this Registration Statement pursuant to Rule 428(b)(1) of the Securities Act.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

Prosper Marketplace, Inc. (“Prosper”) is subject to the informational and reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC.  The following documents, which are on file with the SEC, are incorporated in this Registration Statement by reference:

•	Prosper’s annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 19, 2013;

•	Prosper’s quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 filed with the SEC on May 10, 2013, August 14, 2013 and November 14, 2013, respectively;

•	Prosper’s current reports on Form 8-K, filed with the SEC on January 22, 2013, January 28, 2013, February 7, 2013, February 20, 2013, February 21, 2013, May 3, 2013, May 20, 2013, June 5, 2013, July 19, 2013, August 23, 2013 and September 27, 2013.

All documents subsequently filed by Prosper pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Any document or any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a subsequently filed document or statement contained therein that is or is also deemed to be incorporated by reference herein modifies or supersedes such document or statement in such document.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Nothing in this Registration Statement shall be deemed to incorporate information furnished but not filed on Form 8-K.

Prosper promptly will provide without charge to each person to whom a prospectus is delivered a copy of any or all information that has been incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into such information) upon the written or oral request of such person directed to the General Counsel of Prosper at its principal offices, 101 Second Street, 15th Floor, San Francisco, CA 94105, Telephone: (415) 593-5400.

Item 4.	Description of Securities.

 This section describes the general terms and provisions of Prosper’s common stock. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to Prosper’s amended and restated certificate of incorporation and bylaws, each of which is incorporated by reference. We encourage you to read our amended and restated certificate of incorporation and bylaws for additional information.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in Prosper’s amended and restated certificate of incorporation and bylaws.

General

The total number of shares of stock that Prosper has the authority to issue is 68,761,533, consisting of 41,487,465 shares of Common Stock, $0.01 par value per share, and 27,274,068 shares of Preferred Stock, $0.01 par value per share, 13,868,152 of which are designated as “Series A Preferred Stock,” 5,117,182 of which are designated as “Series A-1 Preferred Stock” and 8,288,734 of which are designated as “Series B Preferred Stock.”

Voting Rights

Shares of Common Stock are entitled to one vote per share. Holders of shares of our capital stock are not entitled to cumulate their votes in the election of directors to our board of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by the holders of our preferred stock and the holders of Common Stock present in person or represented by proxy, voting together as a single class.

Election of Directors

So long as at least 1,000,000 shares (as adjusted for Recapitalizations) of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of Prosper’s Board of Directors at each meeting or pursuant to each consent of Prosper’s stockholders for the election of directors, and so long as at least 1,000,000 shares (as adjusted for Recapitalizations) of Series A-1 Preferred Stock remain outstanding, the holders of shares of Series A-1 Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of Prosper’s Board of Directors at each meeting or pursuant to each consent of Prosper’s stockholders for the election of directors  Any additional members of Prosper’s Board of Directors shall be elected by the holders of Common Stock and Preferred Stock, voting together as a single class, on an as converted basis.  Under certain circumstances, the Board of Directors may elect one or more directors to fill a vacancy or vacancies on the Board of Directors.  If a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.

Amendments to the Amended and Restated Certificate of Incorporation and Bylaws

As long as at least 1,000,000 shares (as adjusted for Recapitalizations) of the Preferred Stock shall be issued and outstanding, Prosper shall not (by amendment, consolidation, merger or otherwise), without first obtaining (in addition to any other vote required by law or the Amended and Restated Certificate of Incorporation) the approval by vote or written consent as provided by law of the holders of at least sixty percent (60%) of the voting power of all then outstanding shares of Preferred Stock:

•	amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or the Bylaws of Prosper, whether by merger or otherwise, if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

•	increase or decrease (other than decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Common Stock or Preferred Stock or any series thereof;

•	authorize or create (by reclassification, merger or otherwise), or permit any subsidiary to authorize or create, any new class or series of shares having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with any series of Preferred Stock or having voting rights other than those granted to the Preferred Stock generally;

•	take any action, or permit any subsidiary to take any action, resulting in the repurchase or redemption of shares of Common Stock or Preferred Stock, other than the repurchase of shares of Common Stock or Preferred Stock issued to or held by employees, officers, directors or consultants of or to Prosper or any of its subsidiaries upon termination of their employment or services approved by the Board of Directors or pursuant to agreements providing for the right of such repurchase between Prosper and such persons;

•	consummate a Liquidation Event, except any Liquidation Event in which the holders of Prosper’s equity securities receive at least $200 million in consideration (as determined by Prosper’s Board of Directors);

•	declare or pay, or permit any subsidiary to declare or pay, any Distribution with respect to the Preferred Stock or Common Stock of Prosper or the capital stock of any subsidiary, unless such Distribution is made to Prosper or any of its wholly owned subsidiaries;

•	take any action resulting in the increase or decrease of the authorized size of the Board of Directors;

•	create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by Prosper, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of Prosper, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) all or substantially all of the assets of such subsidiary, unless such sale, transfer, license or disposal is to Prosper or any of its wholly owned subsidiaries; or

•	amend the section of the Amended and Restated Certificate of Incorporation containing the provisions related to Amendments and Changes.

As long as at least 1,000,000 shares (as adjusted for Recapitalizations) of the Series A-1 Preferred Stock shall be issued and outstanding, Prosper shall not (by amendment, consolidation, merger or otherwise), without first obtaining (in addition to any other vote required by law or the Amended and Restated Certificate of Incorporation) the approval by vote or written consent as provided by law of the holders of at least a majority of the voting power of all then outstanding shares of Series A-1 Preferred Stock:

•	amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation of Prosper (including without limitation by merger or consolidation) if such action would alter or change the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A-1 Preferred Stock, including without limitation the Series A-1 Preferred Stock voting threshold and the proviso for the benefit of the Series A-1 Preferred Stock set forth in the Amended and Restated Certificate of Incorporation of Prosper;

•	increase or decrease (other than decreases resulting from conversion of the Series A-1 Preferred Stock) the authorized number of shares of Series A-1 Preferred Stock; or

•	amend the section of the Amended and Restated Certificate of Incorporation containing the provisions related to Amendments and Changes related Series A-1 Preferred Stock.

Dividend Rights

No Distributions shall be made with respect to the Common Stock until all declared dividends (if any) on the Series A Preferred Stock and Series B Preferred Stock have been paid or set aside for payment to the Series A Preferred Stock holders and Series B Preferred Stock holders.  After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

No Preemptive or Redemption Rights

Shares of our Common Stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of Common Stock, Series A Preferred Stock and Common Stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of our outstanding Preferred Stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of our amended and restated certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders:

•
Limited Calling of Special Meetings of Stockholders.   Our bylaws provide that special meetings of our stockholders may be called only by the board of directors or by stockholders owning shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

•
Vacancies.  Our amended and restated certificate of incorporation and bylaws provide that if a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.  Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Registered Agent

The registered agent for our Common Stock is the Corporation Trust Company.

Item 5.	Interests of Named Experts and Counsel.

         Not applicable.

Item 6.	Indemnification of Directors and Officers.

Exculpation. Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its security holders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Prosper has included such provisions in its Amended and Restated Certificate of Incorporation, as amended to date.

Indemnification. Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is a party, or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Amended and Restated Certificate of Incorporation and the Bylaws of Prosper, as amended to date, provide for indemnification of its officers and directors to the full extent permitted by applicable law.

     Insurance. Prosper has in effect, and intends to maintain, insurance to cover any person who is or was one of its directors, officers, and certain employees or agents, against any liability asserted against him or her in that capacity, or arising out of his or her status as such.

Item 8.	Exhibits.

See the attached Exhibit Index, which is incorporated herein by reference.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S–8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S–3 (§239.13 of this chapter) or Form F–3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(C) Provided further, however , that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S–1 (§239.11 of this chapter) or Form S–3 (§239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Francisco, California, on December 10, 2013.

PROSPER MARKETPLACE, INC.

By:	/s/ Stephan P. Vermut
Stephan P. Vermut
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephan P. Vermut and Sachin Adarkar, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to do any and all things in his name in the capacity indicated below which they may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration of shares of Common Stock to be issued and sold under the Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan, including specifically, but not limited to, power and authority to sign for him in his name in the capacity indicated below this Registration Statement and any and all amendments (including post-effective amendments) thereto; and he hereby approves, ratifies and confirms all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Stephan P. Vermut		December 10, 2013
Stephan P. Vermut	Chief Executive Officer (principal executive officer); Director

/s/ Joshua P. Hachadourian		December 10, 2013
Joshua P. Hachadourian	Controller (principal financial and accounting officer)

/s/ Christopher Bishko		December 10, 2013
Christopher Bishko	Director

/s/ Rajeev Date		December 10, 2013
Rajeev Date	Director

/s/ Patrick Grady		December 10, 2013
Patrick Grady	Director

EXHIBIT INDEX

Exhibit Number	Description

3.1
Amended and Restated Certificate of Incorporation of Prosper Marketplace, Inc., as amended (incorporated by reference from Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed on November 14, 2013)

4.1	Amendment to Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan

4.2	Amended and Restated Prosper Marketplace, Inc. 2005 Stock Plan (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8, filed August 1, 2013)

5.1	Opinion of Sachin Adarkar, General Counsel of Prosper

23.1	Consent of OUM LLP

23.2	Consent of Sachin Adarkar, General Counsel of Prosper (included in Exhibit 5.1)

24.1	Power of Attorney (see the signature pages of this Form S-8)